Exhibit 5

Corel and Vector Capital Sign Acquisition Agreement

Ottawa, Canada and San Francisco, CA - June 6, 2003 - Corel Corporation (NASDAQ:
CORL, TSX: COR) and Vector Capital Corporation today announced that Corel Corporation ("Corel") and an affiliate of Vector Capital Corporation ("Vector") have entered into a definitive Acquisition Agreement (the "Agreement") providing for the acquisition by Vector of all of the outstanding common shares of Corel pursuant to a court-approved Plan of Arrangement (the "Arrangement"). If the Arrangement is approved by the court and the shareholders, Corel's shareholders will receive, subject to the conditions of closing, US$1.05 in cash for each common share held which will include all common shares which may become outstanding on the exercise of options, warrants and other securities exercisable for, convertible into or exchangeable for common shares. Upon the completion of the Arrangement, Vector and its affiliates will own all of the outstanding shares of Corel.

Corel's Board of Directors has agreed, subject to certain conditions, to recommend that shareholders approve the Arrangement and to facilitate the Arrangement by undertaking a pre-closing reorganization of certain assets, convening a meeting of the shareholders to consider and approve the Arrangement and by diligently pursuing the application for the required court approval. The agreement by Corel's Board of Directors is subject to the Board's fiduciary right to consider and support a superior proposal, in which event Vector will be entitled to elect to make a further proposal on terms which are as favourable as, or superior to, the terms of the superior proposal from a financial perspective. In the event that an agreement to implement the superior proposal is concluded, Corel would be required to pay Vector a termination fee of US$2.0 million as well as a portion of Vector's expenses relating to the Arrangement. Complete details of the Arrangement will be provided as part of the information circular that Corel will distribute to registered shareholders in July 2003.

"The Arrangement represents an opportunity for the shareholders of Corel to realize the value of their shareholdings. The price per share represents a premium of 42% to the market immediately prior to our announcement that Vector had entered into a non-disclosure and standstill agreement with Corel," said James Baillie, Chairman of Corel's Board of Directors. "With the assistance of Corel's financial advisor, CIBC World Markets Inc., we have assessed all of the strategic alternatives available to Corel to maximize value for its shareholders. We have also received the opinion of CIBC World Markets that the cash consideration to be received by the shareholders under the Arrangement is fair from a financial point of view. In light of these facts, the Board concluded that the proposal put forward is in the best interests of the company and its shareholders and has therefore confirmed the transaction subject to shareholder approval and the absence of a superior transaction proposal," said Mr. Baillie.

"We are extremely pleased to have reached a mutually-acceptable proposal with Corel," said Alex Slusky, Vector Capital's Managing Partner. "We believe strongly that Corel's best opportunity moving forward is as a private company. This all-cash transaction offers Corel's shareholders an attractive premium and relieves them of market and operating risk going forward. Without the costs and distractions of the public market, Corel's dedicated employees can focus on what they do best - delivering the highest quality software products to a diverse global customer base."

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Corel expects to apply to the court for procedural instructions within the next two to three weeks with a view to holding a shareholders meeting to consider the Arrangement and, if approved by the shareholders and the court, completing the Arrangement by approximately the end of July 2003.

Conference Call

Corel will be hosting a teleconference to discuss this announcement on Monday, June 9, 2003, at 8:30 a.m. Eastern. Participating on the call will be Mr. Baillie and Derek Burney, president and CEO of Corel. To participate in the teleconference, please dial one of the following numbers approximately 10 minutes prior to the start:
- Callers in North America: 1-800-273-9672 or (416) 695-5806
- Callers from outside of North America: (country access code) +800-3276-6333 or
(416) 695-5806 A replay of the teleconference will be provided for one week commencing one hour after its conclusion. The instant replay numbers are 1-800-408-3053 or (416) 695-5800. The passcode is 1435201.

About Corel Corporation

Founded in 1985, Corel Corporation (www.corel.com) is a leading technology company specializing in content creation tools, business process management and XML-enabled enterprise solutions. The company's goal is to give consumers and enterprise customers the ability to create, exchange and instantly interact with visual content that is always relevant, accurate and available. With its headquarters in Ottawa, Canada, Corel's common stock trades on the Nasdaq Stock Market under the symbol CORL and on the Toronto Stock Exchange under the symbol COR.

About Vector Capital

Vector Capital is a San Francisco-based venture capital firm focused on special opportunity investments in software and software-enabled services. Vector serves the needs of growing software companies by actively partnering with their management in creating value for their customers and shareholders. Vector Capital's investments include LANDesk Software, Real Networks (NASDAQ: RNWK), Savi Technology and ProcessClaims. Additional information about Vector Capital can be obtained at http://www.vectorcapital.com.

This press release contains forward-looking statements as defined by the United States Private Securities Litigation Reform Act of 1995, involving the company's expectations about future financial results and other matters. These statements reflect management's current forecast of certain aspects of the company's future business. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results of operations to differ materially from historical results or current expectations. The words "plan", "expect", "believe", "intend", "anticipate", "forecast", "target", "estimate" and similar expressions identify forward-looking statements. Risk factors include shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel's most recent reports filed with the Securities and Exchange Commission for a more complete discussion of the other risks and uncertainties. The factors underlying forecasts

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are dynamic and subject to change. As a result, forecasts
speak only as of the date they are given and do not necessarily reflect the company's outlook at any other point in time. The company does not undertake to update or review these forward-looking statements.
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(C) 2003 Corel Corporation. All rights reserved. Corel and the Corel logo are trademarks or registered trademarks of Corel Corporation and/or its subsidiaries. All other product, font and company names and logos are trademarks or registered trademarks of their respective companies.

Press Contact:
Anne Vis
(613) 728-0826 ext. 5182
anne.vis@corel.com

Investor Contacts:
Deborah K. Pawlowski
Kei Advisors LLC
(716) 843-3908
Cell (716) 310-3949
dpawlowski@keiadvisors.com

John Hladkowicz
(613) 728-0826 ext. 1194
john.hladkowicz@corel.com